January 7, 2025

Christopher L. Winfrey
Chief Executive Officer
Charter Communications, Inc.
400 Washington Blvd.
Stamford, Connecticut 06902

       Re: Charter Communications, Inc.
           Registration Statement on Form S-4
           Filed December 13, 2024
           File No. 333-283779
Dear Christopher L. Winfrey:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
Questions & Answers
Q: What is the expected timing of the combination?, page 19

1. You disclose that Charter and Liberty Broadband are working to complete the combination on June 30, 2027. As the anticipated closing date is not for approximately 2.5 years, please revise here or elsewhere to explain why this date was
       chosen. Ensure this explanation includes, but is not necessarily limited to, discussions of:

             the main drivers of the closing date choice. For example, discuss whether outside elements, such as regulatory approvals, or the parties' own considerations, such as
           Liberty Broadband's repayment of its debt with funds received from Charter's repurchase of its shares from Liberty Broadband, drove the choice of closing date;
 January 7, 2025
Page 2

             whether the parties would complete the combination at an earlier date if certain events, such as the receipt of certain regulatory approvals, occur earlier than anticipated; and
             any material risks to the companies or their stockholders resulting from the length of time until the anticipated closing date.
General

2. Please revise to include the disclosures required by Item 402 of Regulation S-K with respect to each person who will serve as a director or an executive officer of the surviving or acquiring company for the most recently completed fiscal year. See Item
       18(a)(7)(ii) of Form S-4 and Item 402 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mitchell Austin at 202-551-3574 or Larry Spirgel at 202-551-3815
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Steven A. Cohen